REpower Systems AG
Hauptverwaltung
Flughafenstraße 54
D-22335 Hamburg

Tel.: +49 - 40 - 53 93 07 - 0
Fax: +49 - 40 - 53 93 07 - 77

E-mail: info@repower.de
Internet: www.repower.de

02 JUN 20 AM 11:38

REpower Systems AG · Flughafenstraße 54 · D-22335 Hamburg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02042146

June 10, 2002

Re: REpower Systems AG
Commission File No.: 82-34654

SUPPL

Ladies and Gentlemen:

Pursuant to our Rule 12g3-2(b) exemption under the U.S. Securities Exchange Act of 1934, as amended, we are hereby furnishing a copy of a quarterly report which we recently submitted to Deutsche Börse AG and a *ad hoc* press release which we published in accordance with German law.

Should you have any questions, please feel free to contact Isabelle von Wrede at 0049-40539307-23 at your convenience.

Sincerely,

Isabelle von Wrede

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

dw 7/3

Enclosures

AD HOC Disclosure

First quarter loss in line with expectations
Management confirms growth target of over 50 percent
Order backlog rises appreciably to more than 230 megawatts

REpower Systems AG, listed on the Neuer Markt since March 26, 2002, reported total revenue of EUR 21.6 million in the first quarter 2002. Although this represents a decline against the first quarter 2001 total revenue of EUR 26.6 million, REpower is still in line to hit its projected growth of over 50 percent for the current fiscal year.

REpower installed seven 1.5 megawatt class wind turbines, confirming that the forecasted trend towards the multi-megawatt class already started emerging in the first quarter.

The first quarter EBIT loss amounted to EUR 3.2 million, compared with income of EUR 0.7 million in the prior-year period. This loss was driven by higher costs, and in particular staff costs, relating to the expanded capacity needed to achieve the planned growth of over 50 percent for 2002.

The first quarter net loss amounted to EUR 2.2 million, following net income of EUR 0.3 million in the first quarter 2001. The loss per share was EUR 0.62, following year-before earnings per share of EUR 0.10.

The order backlog at March 31, 2002 grew to a total rated output of 231.4 megawatts (volume of EUR 188.9 million), following 35.4 megawatts (volume of EUR 31.7 million) at end-March 2001. The projects will be realized in 2002 and 2003. In addition, the Denker & Wulf AG subsidiary expects to realize projects involving a total of 70 wind turbines in 2002 (around 90 megawatts).

REpower installed 20 wind turbines in April and May, and is therefore expecting a strong second quarter. The first quarter figures confirm management's expectations that REpower will hit its growth target of over 50 percent this year. The projected growth is already largely covered by order backlog and ongoing projects.

Download the full interim report and other information at www.repower.de or contact:

REpower Systems AG
Isabelle von Wrede/ Investor Relations
phone: +49-40-53 93 07 23
fax: +49-40-53 93 07 77
E-mail: i.wrede@repower.de

Haubrok Investor Relations GmbH
Bettina Linden
phone: +49-69-71 67 86 02
fax: +49-69-71 67 86 99
E-Mail: B.Linden@haubrok.de



WindEnergy's strong partners

VDMA

Partner:
German Engineering
Federation (VDMA)

DEWI

Idea sponsored by:
DEWI – German Wind
Energy Institute

VATTENFALL

Main Sponsor:
Vattenfall AB

ICEX

Supported by:
Instituto Español de
Comercio Exterior

HEW
HAMBURGISCHE ELECTRICITÄTS-WERKE AG

Main Sponsor:
Hamburgische
Electricitäts-Werke AG

Welcome / Willkommen

The worldwide wind energy sector visits Hamburg!

From June 18–21, the international wind energy sector will be meeting in Hamburg for the first time. With WindEnergy 2002, the largest specialist trade fair in the world this year, Hamburg Messe und Congress GmbH and the German Engineering Federation (VDMA) are reacting to the enormous dynamic growth of this market of the future. Approximately 220 exhibitors from 15 countries will be presenting their latest products and services in three halls covering a total area of more than 14,000 m². Denmark and Spain form a particular focal point within the overseas participation at WindEnergy 2002, which includes, for example, all the market-leading Spanish manufacturers. The "dialog@WindEnergy" specialist forum and a communal stand run by universities, technical colleges and research institutes ("science@WindEnergy") round off this specialist event.

Vom 18. bis zum 21. Juni trifft sich die internationale Windenergiebranche zum ersten Mal in Hamburg. Mit der WindEnergy 2002, der weltgrößten Fachmesse in diesem Jahr, reagiert die Hamburg Messe und Congress GmbH und der VDMA auf die enorme Wachstumsdynamik dieses Zukunftsmarktes.
In drei Hallen und auf mehr als 14.000 m² Ausstellungsfläche präsentieren rund 220 Aussteller aus 15 Nationen ihre Produktneuheiten und Dienstleistungen. Einen besonderen Schwerpunkt der ausländischen Messebeteiligung bilden die beiden Nationen Dänemark und Spanien. So sind auf der WindEnergy 2002 unter anderem alle marktführenden spanischen Hersteller vertreten.
Das Fachforum „dialog@WindEnergy" sowie ein Gemeinschaftsstand der Universitäten, Fachhochschulen und Forschungseinrichtungen („science@WindEnergy") runden diese Fachmesse ab.

We don't just talk – we act!

WindEnergy 2002 is certified as being CO_2 neutral. In other words, the energy consumption and thus all emissions produced by this event are compensated for in an environmentally friendly way

Die WindEnergy 2002 ist CO_2-neutral zertifiziert, das heißt, dass der Energieverbrauch und damit alle Emissionen dieser Veranstaltung umweltverträglich kompensiert werden.

CO_2 NEUTRAL



Looking towards the future at WindEnergy

The key topics at WindEnergy are financing, export and offshore technology. Leading manufacturers will be presenting their most recent offshore developments and turbines specially adapted to the needs of export markets, as well as their latest inland turbines. Banks, insurance companies, planners and holding companies will present their worldwide projects. Make the most of this opportunity to engage in personal discussions with manufacturers of wind turbines and components, planners, certifiers, holding companies, banks and insurance companies, energy providers and research institutes.

Die Kernthemen der WindEnergy sind Finanzierung, Export und Offshoretechnik. Führende Hersteller stellen ihre aktuellen Offshore-entwicklungen, ihre speziell auf die Bedingungen der Exportmärkte angepassten Anlagen sowie ihre neuesten Binnenlandanlagen vor. Banken, Versicherungen, Planer und Beteiligungsgesellschaften präsentieren ihre weltweiten Projekte. Nutzen Sie die Gelegenheit zu persönlichen Gesprächen mit Windenergieanlagen- und Komponentenherstellern, Planern, Zertifizierern, Beteiligungsgesellschaften, Banken und Versicherungen, Energieversorgungsunternehmen und Forschungsinstituten.

Hamburg – the ideal trade fair location

As an international trade fair and congress location, Hamburg offers the ideal framework for a successful wind energy trade fair. And Spanair will take you there. As the official trade fair carrier for Spain and South America, Spanair is offering all trade fair visitors a 30% reduction. You can find further information on the Internet at **www.windenergy-hamburg.de**.






Große Freiheit Nr.7

Als internationaler Messe- und Kongress-Standort bietet Hamburg die idealen Voraussetzungen für eine erfolgreiche Windenergiemesse. Und Spanair bringt Sie hin. Als offizieller Messe-Carrier für Spanien und Südamerika gewährt Spanair allen Messebesuchern eine Ermäßigung von 30%. Weitere Informationen finden Sie im Internet unter **www.windenergy-hamburg.de**.

Fairgrounds / Messegelände

science@WindEnergy

Research results and services on everything to do with wind turbines will be presented at the communal stand run by various universities/institutes.

Auf dem Gemeinschaftsstand verschiedener Universitäten bzw. Institute werden Forschungsergebnisse und Dienstleistungen rund um Windenergieanlagen präsentiert.



Lager-straße P
Lagerstr.
Rentzelstr.
Dammtor Fair and Congress Station
DB S
Dammtor
Radisson-SAS-Hotel
Planten un Blomen
CCH
Entrance Car Park Karolinenstr.
Karolinen-straße P
Schönstr.
West Entrance
Gate 7
St. Petersburger Str.
CCH Underground Car Park P
U1
Stephansplatz
Grabenstr.
Karolinenstraße
Gate 9
Gate 1
CCH/Exhibition Centre Link
Administration Building
Marseiller Str.
Messehallen
U2
East Entrance
Guest Parking Space
Bei den Kirchhöfen
South Entrance
Gate 13
Gate 12
Vor dem Holstentor
Heiligen-geistfeld P
glacis
Holsten-
Feldstr.
together@WindEnergy –
the WindEnergy meeting point in the evenings
Café Bistro „September", Feldstr. 60
Sieveking-platz
WKD: C. M. Semmler
HMC 3D; 4C 99.3.1

together@WindEnergy

Why not visit the café bistro "September" after the trade fair? It's less than a 5-minute walk from the southern entrance to the trade fair site.

Besuchen Sie nach der Messe das Café Bistro „September", keine 5 Gehminuten vom Eingang Süd des Messegeländes entfernt.

Ticket prices / Eintrittspreise

One-day ticket / Tageskarte	EUR	10.00
Two-day ticket / Zwei-Tages-Karte	EUR	15.00
Groups (from 12 persons) / Gruppen (ab 12 Pers.)	EUR	7.50
Unlimited ticket / Dauerkarte	EUR	25.00

Opening hours / *Öffnungszeiten:* daily / *täglich* 9:00–18:00

Exhibitor list / Ausstellerliste

Company/Firma	Hall/Halle	Stand
3M Deutschland GmbH	05	5026 J
Abeking & Rasmussen Rotec GmbH	07	7095 H
aerodyn Energiesysteme GmbH	07	7061 B
AH Bolte A/S	05	5013 D
ALSTOM Energietechnik GmbH	05	5037 L
AMBAU GmbH	05	5026 J
Ammonit Gesellschaft für Messtechnik mbH	05	5026 J
AMS Technologies AG	05	5018 K
AN Windenergie GmbH	07	7063 D
Aon Jauch & Hübener GmbH	07	7022 C
Aral Lubricants GmbH & Co. KG	04	4047 H
asa hydraulik	04	4004 A
Avanti Stigefabrik A/S	05	5017 I
Beckhoff Industrie Elektronik	04	4016 F
Berger & Söhne, GmbH	07	7071 C
Bladt Industries A/S	04	4081 B
BLOCK Transformatoren-Elektronik GmbH & Co. KG	05	5064 H
Bonfiglioli Getriebe	07	7031 B
Borsig Energy GmbH	04	4014 D
Bosecker GmbH & Co. KG	05	5026 J
Breakbulk Terminal GmbH & Co. KG	05	5052 D
Bremerhavener Gesellsch. für Investitions-förderung und Stadtentwicklung mbH	04	4087 G
Brüel & Kjaer Vibro GmbH	05	5087 L
BRØNDBERG & TANDRUP INTERNATIONAL A/S	05	5082 D
Bubenzer Bremsen, Gerhard Bubenzer Ing. GmbH	05	5015 G
Bundesverband Bürgerinitiativen Umweltschutz (BBU) e.V.	05	5014 G
Bundesverband Solarmobil BSM	07	7001 A
Bundesverband Windenergie e.V., RV-Hamburg	07	7001 A
C.C. Jensen A/S	05	5023 G
Caleg Schrank- und Gehäusebau GmbH	05	5033 G
Cantarey Reinosa S.A.	05	5047 L
CargoLifter Network GmbH	04	4099 J
Centrum Pfähle GmbH	05	5083 E
Ceram-Kote Europe GmbH	04	4087 E
Comer Group S.p.A.	05	5062 D
Damalini AB	07	7088 G
Dehn + Söhne GmbH + Co. KG	05	5043 G
Demag Cranes & Components GmbH	07	7021 B
Deutsche Erneuerbare Energien GmbH	04	4077 H
Deutsche Montan Technologie GmbH	07	7026 F
Deutsches Windenergie-Institut GmbH	04	4095 J
DeWind AG	04	4046 G
+ 05, 5201 Open-air site / Freigelände		
DRE/CON Großwälzlager GmbH	04	4089 J
EBV Management Holding AG	04	4067 H
eclareon GmbH	04	4089 I
ecotècnia, s. coop. c.l.	05	5035 H/2
elexyr, Ingenieurbüro	04	4089 I
Elpro Peters & Thieding GmbH	07	7070 B
EMT Ingenieurbüro für Elektromaschinentechnik GmbH	07	7084 E
Energiekontor AG	07	7011 A
ENERTRAG Windfeld Systemtechnik GmbH & Co. KG	07	7016 E
Eppensteiner GmbH & Co. KG	04	4085 E
Erichsen A/S, P.N.	04	4081 B
ESSKA Maschinen Vertriebs GmbH	04	4003 A
Esso Deutschland GmbH	07	7060 B
European Energy Consult Holding AG	04	4025 F
FAG Industrial Bearings AG	05	5095 N
FAG Industrial Services GmbH	05	5095 N
Fahrleitungsbau GmbH - FABA	05	5084 I
Felguera Melt S.A.	05	5035 H
Flash Technology	05	5082 D
Flender Service GmbH	07	7043 D
Fonderia Vigevanese S.p.A.	04	4013 D
Force Technology	05	5085 L
FORGEROSSI S.p.A.	07	7003 A
Friedrich Wilhelms-Hütte GmbH & Co. KG	07	7083 D
Fuchs Lubritech GmbH	05	5066 K
FZG Forschungsstelle für Zahnräder und Getriebebau	05	5074 I
G. Dietrich GmbH	05	5047 M
Gamesa Eólica	05	5045 H
Garrad Hassan and Partners Ltd., Repräsentanz Deutschland	04	4027 H
GE Wind Energy GmbH	04	4043 D
+ 04, 4203 Open-air site / Freigelände		
Gesellschaft für elektrische Anlagen Energieanlagenbau GmbH	07	7012 C
Gesellschaft für elektrische Anlagen Leitungsbau Nord GmbH	07	7012 C
Global Renewable Energy Partners A/S	07	7082 B
GREIFZUG Hebezeugbau GmbH	05	5075 J
Grupo Terranova-Energias Renovables	05	5036 I/
GWU-Umwelttechnik	07	7018 F
H2 Expo GmbH	05	5085 I
Hailo-Werk	05	5073 G
Hamburgische Electricitäts Werke AG	05	5057 L
HAWE Hydraulik	05	5022 D
Henkel Bautechnik GmbH	05	5027 L
Henkel Teroson GmbH	05	5027 L
Hillmann u. Geitz GmbH & Co. KG	05	5027 L
Hoesch Rothe Erde GmbH	04	4012 C
Hofer & Pautz GbR, Ing.ges. für Ökologie, Umweltschutz u. Landschaftsplanung	04	4092 J
Höfler GmbH	05	5014 F
Honeywell Airport Systems GmbH	07	7013 D
HRADIL Spezialkabel GmbH	07	7016 E
Hübner Elektromaschinen AG	04	4048 I
HYDAC International GmbH	05	5063 F
Hydratight Sweeney Ltd	05	5063 G
HYTORC-S, ein Bereich der Barbarino & Kilp GmbH	05	5078 M
ICEX - Instituto Espanol de Comercio Exterior	05	5036 I/
IDAE (Institute for Energy Diversification and Saving)	05	5036 I/
IEE Ingenieurbüro für elektrische Energieanlagen	04	4093 J
IHC Hydrohammer B.V.	07	7087 F
IMO Industrie-Momentenlager, Stoll & Russ GmbH	07	7006 A
IMS Ingenieurgesellschaft mbH	07	7019 G
INA-Schaeffler KG	05	5095 N
INDUTRANS A/S	05	5038 M
Institut für Maschinenelemente und Maschinengestaltung der RWTH Aachen	05	5074 I
INTERNORMEN-Filter GmbH	05	5018 J
ITH-GmbH	04	4012 C
IVR Energieverteilungen GmbH	04	4018 I
Jeumont SA	04	4045 F



Karberg & Hennemann	05	5023 G
KGW Schweriner Maschinenbau GmbH	07	7020 B
Kracht GmbH	05	5065 J
kte Maschinentechnik GmbH & Co. KG	05	5074 H
Kübler GmbH	05	5076 K
L & L Rotorservice GmbH	04	4038 I
LABEL	05	5075 K
LAMBRECHT GmbH	07	7015 E
LM Glasfiber A/S	07	7066 F
LUBRICANT CONSULT GmbH	07	7036 F
LUSO	05	5042 D
M. Torres, Diseños Industriales S.A.	05	5045 H/2
Made Tecnologias Renovables, S.A.	05	5046 I/1
Matz-Erreka, S. Coop.	05	5036 I/1
Maxwell PowerCache / AMS Technologies	05	5018 K
Maxwell Technologies	05	5018 K
Mayflower Energy Limited	04	4084 D
MENCK GmbH	04	4087 F
METEK-Meteorologische Messtechnik GmbH	04	4088 I
MITA TEKNIK A/S	07	7007 A
MORGAN-REKOFA GmbH	05	5026 J
MTS Sensor Technologie GmbH & Co. KG	07	7014 D
µ-Sen Mikrosystemtechnik GmbH	07	7085 E
Müth Selbstklebetechnik GmbH u. Co. KG	05	5027 L
NEG MICON Deutschland GmbH	04	4020 B
Neptun TechnoProduct GmbH	04	4085 F
Niedersächsische Hafenvertretung e.V.	05	5052 D
NOI-Rotortechnik GmbH	07	7016 E
NORDEX AG	07	7023 D
Offshore-Windenergie - Agentur Bremerhaven e.V.	04	4087 L
OKS Spezialschmierstoffe GmbH	05	5027 L
Orga	04	4005 A
OSTWIND-Gruppe	07	7040 B
Övermöhle Consult + Marketing GmbH	04	4089 I
P & S Vorspannsysteme AG	05	5082 E
P & T Technology AG	04	4025 F
Pall GmbH, Power Generation	04	4013 E
+ 05, 5202 Open-air site / Freigelände		
perma-tec GmbH & Co. KG	07	7017 F
Petzl Professional Krah GmbH	04	4075 F
Pharos Marine Ltd., AB	05	5082 D
Plambeck, Neue Energien AG	04	4023 D
PLATTS	05	5016 J
Projekt Ökovest GmbH	05	5026 J
Promau S.r.l.	04	4083 D
pro Vento regenerative Energiesysteme Vertriebs AG & Co. KG	04	4017 H
ProVita, Geschäftsstelle Lüneburg	07	7083 C
RADOLID Thiel GmbH	07	7099 H
REETEC GmbH	07	7042 C
Renewable Energy World	05	5016 I
REpower Systems AG	07	7046 F
REpower Systems AG	07	7045 E
Rittal GmbH & Co. KG	07	7097 H
Risoe National Laboratory	04	4010 B
Rollix - Defontaine	05	5018 L
Ropatec AG	07	7028 G
RWE Solutions AG	05	5025 H
SCANVIB	05	5053 F
Schäfer Getriebe GmbH, C.H.	04	4088 H
Schraubenwerk Zerbst GmbH	05	5083 G
SEG Schaltanlagen-Elektronik-Geräte GmbH & Co. KG	07	7037 G
Seilpartner, seilunterstützte Dienstleistungen	04	4075 F
Semikron International	05	5064 I
Siemens AG	04	4057 H
Siemens AG, Power Transmission and Distribution Vertrieb Hanse	07	7042 C
Sika GmbH	05	5084 H
SIME-Stromag SAS	05	5038 M
SIPOC Simulation based Planning, Optimization and Control GmbH	07	7042 C
Slt Schaudt Industrietechnik	05	5026 J
SKF GmbH	07	7048 G
Skoda Steel	05	5098 N
smart dolphin GmbH	05	5025 H
smart dolphin GmbH	05	5026 J
Sonne Wind & Wärme, Bielefelder Verlagsanstalt GmbH & Co. KG	05	5082 F
Stahl-Service-Center GmbH	07	7083 D
Stemmann-Technik GmbH	05	5083 F
SunMedia Verlags- und Kongressgesellschaft für Erneuerbare Energien mbH	05	5015 H
Svendborg Brakes A/S	07	7062 C
Swedish Wind Energy Technology Group	07	7081 A
Talleres Martínez, S.A.	04	4066 G
TERRAGraphica GmbH	04	4091 J
Thales instruments GmbH	07	7042 C
TS Fundiciones, S.A.	05	5046 I/2
TU Clausthal, Institut für Masch. Anlagentechnik u. Betriebsfestigkeit	05	5074 I
TU Dresden, Prof. Schlecht	05	5074 I
TÜV NORD GRUPPE	07	7086 F
TWK-ELEKTRONIK GmbH	05	5026 J
Tyco Electronics Raychem GmbH, Energy Division	05	5085 K
UESA GmbH	05	5099 N
Umweltkontor Renewable Energy AG	04	4028 I
Vattenfall AB	05	5057 L
VDMA, Power Systems	07	7058 G
VDMA, Power Transmission Engineering	07	7058 G
VEM Sachsenwerk GmbH	05	5067 L
Vereins- und Westbank AG	04	4037 H
Vishay Electronic GmbH	05	5043 F
Vishay Electronic GmbH, GB Roederstein ESTA/Hybride	05	5043 F
Vishay Ltd., Spectrol Division	05	5043 F
Vishay S.A., Division Sfernice	05	5043 F
VOGEL fluidtec GmbH	07	7098 H
Voltwerk AG	04	4019 I
Wagner GmbH & Co. KG, Maschinenfabrik	05	5073 F
Walker Deutschland GmbH	05	5032 D
WEICON GmbH & Co. KG	05	5089 M
Weier Electric GmbH	05	5086 L
WESER WIND	07	7083 D
Wilmers Meßtechnik	07	7018 F
WINDPOWER MONTHLY, PMB 392	05	5015 I
Winergy AG	07	7043 D
WIWA Wilhelm Wagner, GmbH & Co. KG	05	5086 M
WKN Windkraft Nord AG	04	4065 F
WPD AG	04	4068 I
WTS Wind Turbinen Service GmbH	07	7048 G
Zero-Max, Inc.	05	5038 M
Zollern Vertriebs-GmbH + Co. KG	05	5022 E

dialog@WindEnergy, Hall 5

Dialogue for the sector

At the dialog@WindEnergy forum in Hall 5, renowned specialists will be speaking about topics that are of central importance to the wind energy sector. Country-specific forums will provide information relevant to particular countries.

Auf dem Forum dialog@WindEnergy in Halle 5 referieren namhafte Fachleute über zentrale Themen der Windenergiebranche. In Länderforen wird über die spezifischen Bedingungen des jeweiligen Landes informiert.

Tuesday / Dienstag, June 18, 2002

Time	Room 2	Room 1	Room 3
12:00			12:00–12:30 **Greenpeace e.V.** Presentation of the study "Wind force 12"
13:00			13:00–13:30 **Ropatec AG** One-stop solution for supplying power to isolated communities
14:00		**DEWI Seminar** General Wind Energy Information 14:00–14:20 Wind energy development in Germany, Europe and the World 14:20–14:40 Principle technical design of today's wind turbines 14:40–15:00 Methods for site assessment	14:00–14:30 **Deutsche Energie-Agentur** The Export Initiative for Renewable Energy
15:00		15:15–15:35 Measurement of wind turbine power, noise and wind speed 15:35–15:55 Grid integration of wind farms 15:55–16:15 Economics of wind farm projects	15:00–15:30 **DeWind AG** DeWind D8 – a success story and its prospects
16:00		16:15–16:30 Due diligence and verification of wind farm projects	16:00–16:30 **Gamesa Eólica** The promotion of windenergy farms in southern europe



Wednesday / Mittwoch, June 19, 2002

Time	Room 2	Room 1	Room 3
9:00		DEWI Forum 9:30–10:30 **Offshore wind farms** Status in Germany, grid connection, financing, economic and legal questions	
10:00			10:00–10:30 **NEG Micon** Your preferred professional partner for a powerful future
		10:30–11:00 **Offshore Information** Report on activities in Ireland and Belgium	10:30–11:00 **Made Tecnologias Renovables, S.A.** New WTGS performance for wind energy integration in the electrical grid
11:00	11:00–12:00 Information about legal & economical conditions in **Spain**		11:15–11:45 **REpower Systems AG** Rotor blade development
			11:45–12:15 **Ecotècnia, s. coop. c. l.** Wind Energy Development on complex Terrain
12:00	12:00–13:00 Information about legal & economical conditions in **Brazil**		
13:00	13:00–14:00 Information about legal & economical conditions in **Italy**		13:00–13:30 **DeWind AG** Innovative technology in the wind energy industry as illustrated by DeWind D8
14:00	14:00–15:00 Renewable energy – chances for Hamburg (BWE, Regional-verband Hamburg)	14:00–15:00 DEWI Forum **Grid integration** High wind energy penetration in grids, power quality of wind turbines, etc.	14:00–14:30 **Nordex AG** The Nordex N90/2, 300KW: the highest yields in locations with little wind
			14.30–15:00 **Nordex AG** The visualisation and remote maintenance of wind turbines with Nordex Control 2
15:00	15:00–16:00 Information about legal & economical conditions in **Turkey**		15:15–16:15 **DNV–RISØ** Project Certification of Offshore Wind Farms
16:00	16:00–17:00 Information about legal & economical conditions in **China**		

Thursday / Donnerstag, June 20, 2002

Time	Room 2	Room 1	Room 3
9:00		DEWI Forum 9:30–10:30 **High quality site assessments** Energy prediction, quality of prediction models, Measure-Correlate-Predict-Method	
10:00	10:00–10:45 Wind Project Development in **Ecuador**		10:00–10:30 **REpower Systems AG** Risk management and windenergy
11:00	11:00–12:00 Information about legal & economical conditions in **Poland**		11:15–12:15 **VOGEL fluidtec GmbH** Reducing servicing costs and extending life expectancy of wind turbines via centralised lubrication
12:00	12:00–13:00 Information about legal & economical conditions in **Portugal**		12:30–13:00 **Nordex AG** Nordex goes Offshore
13:00	13:00–14:00 Information about legal & economical conditions in **Germany**		13:00–14:00 **RISØ** Industrial implementation of fundamental research
14:00		14:00–15:00 DEWI Forum **Maintenance, reliability and insurance of wind farms** Cost of maintanance, achieved reliability of wind turbines, insurance possibilities and conditions	14:00–14:30 **Nordex AG** Know-how for the future: the Nordex Academy
15:00	15:00–16:00 Information about legal & economical conditions in **France**		15:00–15:30 **DeWind AG** DeWind D8 – a success story and its prospects 15:30–16:00 **NEG Micon's** Power Control & PowerTrim
16:00			



Friday / Freitag, June 21, 2002

Time	Room 2	Room 1	Room 3
9:00		DEWI Forum 9:00–10:00 **Economics of wind farms** Economic influence of power curve, energy predictions, wind farm lay-out, etc.	
10:00	10:00–10:45 Wind Project Development in **Chile**		10:00–10:30 **DeWind AG** The internet takes control: internet-based communition for the DeWind control system
11:00	11:00–11:45 Conditions for Wind Project Development in **Latin America:** The Programm of Public-Private-Partnership of the GTZ	DEWI Forum 11:00–12:00 **Wind farm project financing** Financing models, risks, export financing guarantees, due diligence of projects, etc.	
12:00			
13:00			13:00–13:30 **Ropatec AG** One-stop solution for supplying power to isolated communities

Subject to alterations. Please observe the on-site signs and event boards. The conference will be held in English, but simultaneous interpreting into German will be available.

Änderungen vorbehalten. Bitte beachten Sie die Beschilderung und die Programmtafeln vor Ort. Konferenzsprache ist Englisch, es stehen aber deutsche Simultanübersetzer zur Verfügung.

Travel / Anreise


Flughafen
Schröder-stiftstr.
A. d. Verb.- bahn
Bundesstr.
Ed.- Siemers- Alle
Universität
Tiergartenstr.
Lagerstr.
Rentzelstr.
Fernseh-turm
Karo- linenstr.
Hamburg Messe und Congress
CCH
Planten un Blomen
St. Petersburger Str.
Rothenbaumch.
Mittelweg
C. M. Semmler, HMCS14c98.2
Alsterufer
Außenalster
S DB
Dammtor
Alsterglacis
A24 Berlin; A1 Lübeck
A7 Kiel/Hannover, (Bremen A1)
Eingang West
Tor 9
9
10
8
11
7
6
12
Tor 1
Marseiller Str.
Stephansplatz
Dammtor-damm
Jungiusstr.
Esplanade
R1
Eingang Süd
5
2
1
4
3
Tor 13
Eingang Ost
Holstenglacis B. d. Kirchhöfen
Messehallen
V. d. Holsten-tor
Gorch-Fock-Wall
Caffamacher-reihe
Dammtorstr.
Binnenalster
Johannes-Brahms-Platz
Sieveking-Platz
Altona
Feldstr.
Glacis-chaussee
Valentinskamp
Jungfern-stieg
City
Heiligen-geistfeld
Holsten-wall
Kaiser-Wilhelm- Str.
Gänse-markt
Hafen
City

→ **By car:** A traffic guidance system on the motorways and main roads directs you straight to the trade fair site. Follow signs towards the "Fernsehturm" (TV tower). A fee is charged for use of the CCH underground car park and "Karolinenstraße/Lagerstraße" car parks. Please note that the number of parking spaces is limited. We recommend you use the park and ride system run by the HVV Hamburger Verkehrsbund.
By bus/train: Dammtor S-Bahn (suburban train) station (S11 S21, S31 lines), U-Bahn (underground) lines: U1 to Stephansplatz, U2 to Messehallen. Service buses: 102, 109, 111 and 112. Fast-link buses: 34, 35, 36.
By aeroplane: Hamburg-Fuhlsbüttel international airport.

Per Auto: *Ein Verkehrsleitsystem an den Bundesautobahnen und Bundesstraßen führt direkt zum Messegelände. Richtung Fernsehturm. CCH-Tiefgarage und Parkplätze „Karolinenstraße/Lagerstraße" gegen Gebühr. Achtung: begrenzte Parkplätze. Unsere Empfehlung: Park & Ride-System des Hamburger Verkehrsverbundes HVV nutzen.*
Per Bahn/Bus: *Zielbahnhof Hamburg-Dammtor.*
Nahverkehrszüge: S-Bahn Station Dammtor (S11, S21, S31), U-Bahn-Linien: U1 bis Stephansplatz, U2 bis Messehallen. Stadtlinienbusse: 102, 109, 111 und 112. Stadtschnellbusse: 34, 35, 36.
Per Flugzeug: *internationaler Flughafen Hamburg-Fuhlsbüttel.*

Hamburg Messe

Hamburg Messe und Congress GmbH
St. Petersburger Str. 1 · 20355 Hamburg · Germany
Tel. (+49 40) 35 69-21 23 · Fax: (+49 40) 35 69 -21 71
info@windenergy-hamburg.de · www.windenergy-hamburg.de

REpower Systems

Interims Report

First Quarter 2002


THOMEN
REpower



Dear Shareholders,

The first quarter was marked by preparations to take the Company public, which was successfully accomplished with the listing of REpower Systems AG on the Neuer Markt in Frankfurt on March 26, 2002. Following the Management Board's international roadshow in the most important European financial centers, REpower Systems AG went public on the Neuer Markt – the first company to do so in nine months. It was a particular success that the issue was five times oversubscribed. This allowed the allocation of REpower Systems' shares to a wide array of institutional investors – primarily from the UK, Switzerland, Germany and Italy. We also attracted US and Canadian investors as a result of a private placement in accordance with Rule 144A of the „Securities Act".

The issue price amounted to EUR 41. Due to the positive share price development, the greenshoe of 300,000 shares from the portfolio of an existing shareholder was exercised within the first week. Overall, the Company realized net proceeds from the issue of around EUR 75 million; these will be utilized to promote REpower Systems AG's further growth.

We continued to drive forward our technological development in the first quarter. In addition to work on the 2 megawatt MM 70 wind turbine, the prototype of which – as announced – was erected in May 2002, development activities were primarily focused on the 5 megawatt turbine for off-shore sites. After the amicable discontinuation of cooperation with our collaborative partner, Nordex, we added three new members to our team that is developing the Company's own 5 megawatt turbine, the REpower 5M.

We also focused on the Company's continued international expansion. Particular progress was made in the Asian region. In January 2002, we concluded a distribution agreement with one of the leading Japanese electrical engineering manufacturers, Meidensha Corporation. This agreement covers both the 48/750 model, with a rated output of 750 kilowatts, as well as the MD 70/77, whose rated output is 1,500 kilowatts. In addition, REpower won a contract to deliver the key components for 60 wind turbines in the 600/750 kilowatt class to China. The background to this contract is the license agreement for wind turbines in the 600 kilowatt and 750 kilowatt class that was concluded with two Chinese companies at the end of last year. The volume of the contract is around EUR 1.98 million. The smaller turbines in our product portfolio have once again proved to be an optimal entry into these foreign markets, which are still in the early stages of development.

As expected, we experienced a weak first quarter in terms of our business development. Total revenue declined from EUR 26.6 million in the prior-year quarter to EUR 21.6 million; EBIT decreased from EUR 0.7 million in the first quarter 2001 to EUR -3.2 million in 2002. This is primarily due to delays to a project which were caused by unfavorable climatic conditions. Otherwise, the results reflect the strong seasonal fluctuations typical in the German wind energy sector. We are thus convinced that we will be able to record a substantial growth rate against the comparable prior-year period at the end of the second quarter 2002.

Overall, based on order backlog for 2002 and the projects realized to date, we are very confident that we will be able to meet our growth forecast of over 50 percent at the end of the current fiscal year.

Fritz Vahrenholt

Market development

Wind energy is the fastest growing renewable energy source, and estimates predict that it will grow at an average rate of 16 percent between 2002 and 2006 (International Wind Energy Development, World Market Update 2001, BTM Consult ApS, March 2002).
This growth will result on the one hand from improved efficiency due to larger turbines, cost reductions caused by the production of larger quantities, and the increased use of high-wind sites. On the other hand, wind energy is receiving broad support from the international community of states in its efforts to combat climate changes as well as to ensure an independent domestic energy supply (for example, see Green Paper, "Towards a European strategy for the security of energy supply", European Commission, 2001).

Market development in Germany
The total cumulative capacity of wind turbines installed worldwide amounted to around 25,000 megawatts (MW) at the end of 2001 (Bundesverband Wind Energie e.V. (Germany Wind Energy Association), 2002). This corresponds to a generated volume of electricity of around 50 billion kilowatt-hours. With the rated output of new installations totaling 8,754 megawatts, Germany is a leader in this respect, well ahead of the US (4,258 megawatts), Spain (3,337 megawatts) and Denmark (around 2,500 megawatts).

The development of installed rated output and the number of new wind turbines erected in the first quarter 2002 in Germany is shown in the following overview:

Germany	Jan. 1, - Mar. 31, 2002	Jan. 1, - Mar. 31, 2001	2001 (total)
Installed capacity in MW	457	298	2,659
Number of new wind turbines	353	237	2,079

According to the Bundesverband Windenergie e.V., wind energy in Germany continued to develop positively in the first quarter of 2002. As of the end of March 2002, the total number of wind turbines installed in Germany (around 11,800) generated around 3.5 percent of total electricity in Germany. Overall, 353 wind turbines with a total rated output of 457 megawatts were newly erected in the first three months of the current year. Measured against the increase in the first quarter of the previous year (237 wind turbines with an output of 298 megawatts), this corresponds to growth of over 50 percent.

However, experience has shown that the figures for the first quarter of the year are not particularly representative, due to the seasonal fluctuations typical in the wind energy sector. Thus, in the comparable period in 2001, only around 11 percent of the total output installed over the course of the year was installed in the first quarter. This is mainly due to German taxation laws, which make it beneficial to erect wind turbines at the end of the second quarter, preferably in the second half-year, with a concentration in the last quarter. In addition, changes to the approval process for wind turbines led to delays in the realization of a large number of projects in the first quarter 2002.

The Deutsche Windenergieinstitut (German Wind Energy Institute) expects the record results of 2001 to be exceeded by at least 10 percent in 2002 as whole. This implies a further increase in annual sales to at least 2900 megawatts.

International Market
With 66 percent of installed global capacity, Europe remains the most important growth region for wind energy in the foreseeable future. According to BTM Consult, the most important markets are:
- Germany (11,750 megawatts from 2002-2006),
- Spain (8,300 megawatts from 2002-2006),
- France (3,550 megawatts from 2002-2006) and
- UK (3,350 megawatts from 2002-2006).

Even smaller countries, such as Greece (840 megawatts), can count on seeing significant growth. China, Japan, Australia, Canada and Brazil, in addition to the US, present the most substantial development opportunities outside of Europe.

Key Figures REpower Systems-Group

Key Figures for the Group (as of March 31, 2002 in accordance with IAS)	
Revenue in EUR thou.	22,703.6
Total Revenues in TEUR	21,550.9
Loss from operations in EUR thou.	-3,169.1
Result before income taxes and minority interest in EUR thou.	-3,507.3
Result before minority interest in EUR thou.	-2,124.0
Net loss in EUR thou.	-2,226.5
Total assets in EUR thou.	155,020.6
Shareholders' equity in EUR thou.	91,612.8
Equity ratio in %	59
Number of no-par value shares (EUR)	3,601,198
Earnings per share in EUR	-0.62
Issue price in EUR	41.00
Initial listing on the Neuer Markt in EUR	42.00
Closing price on Mar. 31, 2002 in EUR	43.30
First trading day on the Neuer Markt in Frankfurt	March 26, 2002

Business development

Total revenue development

The financial data from the consolidated subsidiaries, especially Denker & Wulf AG, is included in revenue development for the REpower Systems-Group for the first interim report in 2002. Consolidated total revenues totaled EUR 22.7 million. The group generated consolidated total revenue of EUR 21.6 million, in comparison to total revenue of EUR 26.6 million in the first quarter 2001. The decrease against the comparable prior-year period is due to a delay in the construction of a wind farm which was caused by unfavorable climatic conditions. As a general rule, seasonal fluctuations traditionally result in a weak first quarter in comparison with the following quarters. The majority of the projects still planned for 2002 will be realised in Germany; as a result of its German customer base, which primarily consists of private investors, REpower is significantly impacted by the wind energy sector's tax – related, cyclical development.

IPO

The IPO that was successfully realized in March had a substantial impact on the first quarter 2002.
The initial listing price of REpower Systems AG's shares was fixed at EUR 42.00 on the Neuer Markt in Frankfurt. This was 2.4 percent more than the issue price of EUR 41.00. Institutional investors from Germany, the UK, Switzerland and countries outside of Europe showed particularly strong interest. 12.5 percent of the two million shares resulting from a capital increase was issued to private investors. The greenshoe amounted to 300,000 shares from the holdings of an existing shareholder. The issue was oversubscribed more than five times.
The inflow of funds from the IPO is being used to finance the Company's ambitious growth course. They will be invested in the expansion of both international business activities and the product portfolio. Thus, wind turbines in the particularly high-growth, multi-megawatt class are currently under development; REpower is building here on the success of its MD 70/77, a 1.5-megawatt turbine which is among the most successful in its class.

National development

The Company's operating result continues to be dominated by revenue generated in Germany. In addition, the trend toward multi-megawatt class turbines grew in strength once again. While around 50 percent of the turbines erected in the prior-year quarter were still from the 600/750 kilowatt class, the seven MD 70/77 multi-megawatt turbines that were erected in the first quarter 2002 represent 100 percent of the installed capacity in the period under review.

Internationalisation

In addition to the measures introduced last year, the first quarter 2002 saw further progress made in the development of foreign markets. REpower Systems AG concluded a distribution agreement with one of Japan's leading electrical engineering manufacturers, Meidensha Corporation ("MEIDEN"). As an authorized dealer in Japan, MEIDEN will offer both the 48/750 model, with a rated output of 750 kilowatts, as well as the MD 70/77, whose rated output totals 1,500 kilowatts. The wind turbines offered by MEIDEN will be manufactured in Germany and then exported to Japan. In the case of a successful market launch, a second phase in which MEIDEN would be licensed to manufacture REpower turbines on site is expected to follow automatically.

Against the background of a license agreement concluded last year with the Chinese companies Goldwind Sc. & Technology Stock & Co, Urumqi, and Zhejiang Windey Technology Com., Hangzhou, REpower Systems AG was awarded a contract to deliver components to China. This contract relates to the delivery of key components for 60 600/750 kilowatt wind turbines manufactured under REpower licenses. The volume of the contract is around EUR 1.98 million. This proves once again that the turbines in the 600/750 kilowatt class provide an optimal entry into these foreign markets, which are still in the early stages of development.

Earnings

Earnings before interest and taxes (EBIT) amounted to EUR -3.2 million in the first quarter of the current fiscal year. The negative EBIT is due on the one hand to the expected decline in revenue caused by the cyclical weakness of the first quarter, and, on the other hand, to the Company's cost structure. This structure was necessary in order to be able to realize the growth forecasts for the current fiscal year; among other things, staff costs in particular rose from EUR 2.1 million in the first quarter 2001 to EUR 3.6 million in the period under review.

Order situation

■ **Saisonality**

Wind turbine sales in Germany are subject to strong seasonal fluctuations. REpower Systems AG's wind turbine installations over the past few years reflect the traditionally seasonal nature of the wind energy sector. This is due to German taxation laws, which mean that most wind turbines are erected at the end of the second quarter, preferably in the second half-year.

Number of installed turbines on a quarterly basis for the years 2000/2001

	Q1	Q2	Q3	Q4	Year
2000	12	13	11	36	72
2001	16	22	25	62	125

■ **Order processing**

The processing of customer orders received by the REpower Systems AG is shown below:

	March 31, 2002		March 31, 2001	
Wind turbine model	Number of wind turbines	Total capacity in MW	Number of wind turbines	Total capacity in MW
MD 70/77	7	10.50	5	7.50
57/1000	0	0.00	3	3.00
48/750	0	0.00	1	0.75
48/600	0	0.00	7	4.20
	7	10.5	16	15.45

The noticeable decrease in the number of wind turbines commissioned, from sixteen turbines in the first quarter 2001 to seven turbines in the first quarter 2002, is mostly due to the postponed erection of a wind farm as a result of

extreme weather conditions. Although the number of turbines in the interim report for 2002 decreased against the prior-year quarter, this is partly offset in terms of the total rated output, since a higher proportion of large turbines with a rated output of 1.5 megawatt was commissioned. The installed capacity in the first quarter of the previous year totaled 15.45 megawatt and thus contributed only 11.6 percent to the total installed capacity in the previous year. This figure is not particularly significant, as it represents such a small proportion of the total result.

With increasing demand for turbines at the end of the half-year and the projects in planning, the second quarter 2002 is already set to see a significant increase in total installed capacity against the comparable period in 2001.

Order backlog

The following table shows the REpower Systems AG order backlog as of March 31, 2002 and as of March 31, 2001:

Wind turbine model	March 31, 2002 Number of wind turbines	March 31, 2002 Total capacity in MW	March 31, 2001 Number of wind turbines	March 31, 2001 Total capacity in MW
MM 70	50	100.0	0	0.0
MD 70/77	82	123.0	16	24.0
57/1000	6	6.0	0	0.0
48/600	4	2.4	19	11.4
	142	**231.4**	**35**	**35.4**

The table shows that purchase agreements for 142 wind turbines with a total rated output of 231.4 megawatt had been concluded at the end of March 2002. Measured against the comparable prior-year figures (35 wind turbines with a rated output of 35.4 megawatt), this represents an exceptionally high increase in the number of wind turbines commissioned and, in particular, total rated output.

The majority of these turbines are expected to be erected in 2002 and 2003. In addition, the Group's consolidated associate, Denker & Wulf AG, anticipates that it will be able to realize projects with a total of 70 wind turbines in 2002.

Employees

The number of staff employed by the REpower Systems-Group as of March 31, 2002 totaled 299.
A total of 182 staff were employed as of March 31 of the previous year; the number of employees thus increased by 117 within one year. The REpower Systems-Group succeeded in recruiting highly qualified, skilled employees according to plan and has thus set the stage for the Group's planned increase in its volume of business.


MM70

Research and development

Development activities in the period under review focused, among other things, on the construction of a 5 megawatt off-shore wind turbine. After REpower and Nordex amicably ended their cooperation on the development of the off-shore turbine N.O.K. 5 at the beginning of the year, REpower drove forward development of the REpower 5M based on previous research results. The REpower 5M is designed with a tower height of around 110 meters and a rotor diameter of more than 115 meters. A highly qualified team of engineers and technicians was set up for this challenging project and was recently expanded by three new employees. The development has progressed as far as the conclusion of the feasibility study and the construction plan. In addition, the main component suppliers have been identified, and negotiations are underway with the individual suppliers. The prototype is slated to be installed on land in 2004.

Also in the spotlight was the development of the Group's own rotor blade, the PP 77, for the 1.5 megawatt MD 77 turbine. The master plug for the prototype was completed in the first quarter 2002, which will allow REpower to start serial production of the rotor blades via a sub-contractor in June 2002. In addition, three experienced employees were hired with the aim of developing the Group's own control system for wind turbines.

The development of the prototype for the 2 megawatt MM turbine continued successfully. The MM is constructed on the basis of the MD 70 turbine and features a rotor diameter of 70 meters. As a turbine for high-wind sites, it is especially designed for use in foreign regions with strong winds. The turbine's prototype was erected in May 2002 in Bosbüll, Schleswig-Holstein, Germany. Serial production will begin at the end of 2002/early 2003. REpower is also further developing the 2 megawatt turbine with a larger rotor diameter for use at low-wind locations.

Outlook

For the current fiscal year, REpower Systems-Group expects revenue growth of over 50 percent on 2001. This is already ensured to a large extent by the Group's order backlog. The results for the half-year period are expected to show clear growth against the comparable prior-year period, both in terms of installed capacity and realized revenue. 20 turbines – thereof 17 MD 70/77 models – were installed in April and May 2002 alone. It can be expected that this encouraging development will continue in June 2002. However, annual development is largely determined by the fourth quarter, during which over 50 percent of total revenue is typically realized.

REpower Systems-Group is confident of achieving a double-digit EBIT margin. As in the previous year, the trend toward larger turbines, as well as revenue from the Company's licensing business and project development, will make important contributions toward this goal.

Shareholdings of the Management Board and the Supervisory Board

The Management Board members Prof. Fritz Vahrenholt, Matthias Schubert and Jens-Peter Stöhr are members of a voting pool and, as such, have agreed to exercise their voting rights jointly. Each of these individuals holds around 0.4 percent of the shares in REpower Systems AG. As voting pool participants, Prof. Fritz Vahrenholt, Matthias Schubert and Jens-Peter Stöhr hold around 5.27 percent of the voting rights in the Company in accordance with section 22 (2) of the Wertpapierhandelsgesetz (WpHG – German Securities Trading Act).
Management Board member Hugo Denker indirectly holds around 40.37 percent of the voting rights in the Company in accordance with section 22 (1) no. 1 of the WpHG; he holds shares in subsidiaries which themselves hold voting rights in the Company.
The Supervisory Board members do not hold any shares in the Company, nor are any shareholdings attributable to them in accordance with the WpHG. The Supervisory Board members Dr. Klaus-Detlef Wulf and Monika Kuck hold significant interests in companies which hold 40.37 percent of the voting rights in the Company in accordance with section 22 (1) no. 1 (WpHG).

Consolidated balance sheet as of March 31, 2002 in accordance with IAS

Assets (EUR thou.)	Mar. 31, 2002	Dec. 31, 2001
Current assets		
Cash and cash equivalents	68,128.3	2,869.1
Short-term investments/marketable securities	0.7	0.7
Shares in project companies	2,031.3	1,992.1
Gross amount due from customers for contract work	2,567.7	2,664.1
Trade accounts receivable	25,442.6	26,383.1
Accounts receivable due from related parties	179.5	314.5
Receivables from project companies	1,779.3	1,726.3
Inventories	28,275.6	23,274.4
Deferred tax asset	4,308.0	0.0
Prepaid expenses and other current assets	4,337.6	4,679.3
Total current assets	**137,050.6**	**63,903.4**
Non-current assets		
Property, plant and equipment	14,347.8	13,961.6
Intangible assets	857.8	888.0
Goodwill	1,841.6	1,958.8
Investments	753.4	653.4
Notes receivable/loans	169.4	169.4
Total non-current assets	**17,970.1**	**17,631.3**
Total assets	**155,020.6**	**81,534.7**

Liabilities and shareholders' equity (EUR thou.)	Mar. 31, 2002	Dec. 31, 2001
Current liabilities		
Short-term debt and current portion of long-term debt	8,258.4	14,597.7
Trade accounts payable	12,229.1	10,765.9
Accounts payable due to related parties	15.4	552.4
Liabilities to project companies	555.1	825.2
Advance payments received	2,598.5	861.3
Accured expenses	14,860.2	13,863.5
Deferred revenues	1,703.7	70.4
Income tax payable	7,566.0	6,459.0
Deferred tax liability	511.7	381.0
Other current liabilities	6,277.1	8,039.1
Total current liabilities	**54,575.3**	**56,415.4**
Non-current liabilities		
Long-term debt, less current portion	6,898.6	7,273.0
Deferred tax liability	372.8	625.0
Total non-current liabilities	**7,271.4**	**7,898.0**
Minority interest	1,561.2	1,458.6
Shareholders' equity		
Share capital	5,401.2	3,401.2
Additional paid-in capital	79,453.2	3,376.5
Retained earnings/accumulated deficit	6,758.4	8,984.9
Total shareholders' equity	**91,612.8**	**15,762.6**
Total liabilities and shareholders' equity	**155,020.6**	**81,534.7**

Consolidated income statement for the period January 1, 2002 – March 31, 2002 in accordance with IAS

Income statement (EUR thou.)	Jan. 1, 2002 - Mar. 31, 2002	Pro forma Jan. 1, 2001 - Mar. 31, 2001
Revenues	22,703.6	12,552.6
Changes in inventories of finished goods and work in progress	-1,152.7	14,068.5
Production of own fixed assets capitalized	0.0	11.0
Total revenues	**21,550.9**	**26,632.1**
Other operating income	225.0	144.3
Cost of purchased materials and services	-16,464.5	-20,213.0
Personnel expenses	-3,643.7	-2,091.3
Depreciation and amortization	-471.9	-336.1
Amortization (and impairment) of goodwill	-113.1	-113.1
Other operating expenses	-4,251.8	-3,297.9
Operating income / loss	**-3,169.1**	**725.0**
Interest income and expense	-338.2	-186.4
Write downs on financial assets and short term investments	0.0	-4.2
Result before income taxes (and minority interest)	**-3,507.3**	**534.4**
Income tax	1,394.5	-223.7
Other tax	-11.2	-6.8
Result before minority interest	**-2,124.0**	**303.9**
Minority interest	-102.5	-1.4
Net income / loss	**-2,226.5**	**302.5**
Net income per share	-0.62	0.10
Weighted average shares outstanding	3,601,198	2,978,948

Consolidated cash flow statement for the first quarter 2002

Cash flow statement (EUR thou.)	Mar. 31, 2002	Pro-Forma Mar. 31, 2001
Cash flows from operating activities:		
Net profit/loss	-2,226.5	302.5
Adjustments for:		
Minority interest	102.6	1.4
Depreciation and amortization	585.0	449.2
Increase/decrease in provisions and accurals	3,359.5	4,758.2
Losses/gains on the disposal of fixed assets	64.0	5.0
Change in net working capital	-4,385.5	-2,979.0
Net cash provided by / used in operating activities	**-2,501.0**	**2,537.3**
Cash flows from investing activities:		
Acquisition of subsidiaries, net of cash acquired	-100.0	-39.3
Purchase of property, plant and equipment	-951.8	-2,236.3
Proceeds from sale of equipment	64.0	5.0
Net cash used in investing activities	**-987.8**	**-2,270.6**
Cash flows from financing activities:		
Proceeds from issuance of share capital	82,000.0	0.0
net IPO expenses	-6,538.3	0.0
Withdrawals by original shareholders	0.0	-4,122.0
Adjustment pro forma minority interest (01.01.2001)	0.0	-1,238.4
Proceeds from short or long-term borrowed	0.0	618.0
Cash repayments of amounts borrowings	-374.4	-466.6
Net cash provided by/used in financing activities	**75,087.3**	**-5,209.0**
Net increase/decrease in cash and cash equivalents	**71,598.5**	**-4,942.3**
Cash and cash equivalents at beginning of period	-11,728.6	-10,069.1
Cash and cash equivalents at end of period	**59,869.9**	**-15,011.4**
Cash	68,128.3	4,007.5
Short-term debt	-8,258.4	-19,018.9
Cash and cash equivalents at end of period	**59,869.9**	**-15,011.4**

Accounting policies

The present consolidated interim financial statements for the period January 1, 2002 to March 31, 2002 were prepared based on the single-entity financial statements of all consolidated companies, which were prepared in accordance with the HGB (German Commercial Code) and adapted to IASs. The required consolidation entries were taken into account and the applicable IAS provisions regarding recognition and measurement were observed.
The policies of the IASB (International Accounting Standards Board) were already applied to the REpower Systems-Group's annual financial statements as of December 31, 2001. The accounting policies applied to the consolidated financial statements for 2001 were applied unchanged to the consolidated interim financial statements as of March 31, 2002. In addition, the provisions of IAS 34 were observed in the preparation of the interim financial statements. The underlying single-entity financial statements were prepared in euros or translated at the official exchange rate. To aid comparison, the consolidated balance sheet as of March 31, 2002 contains the corresponding figures from the annual financial statements as of December 31, 2001. The consolidated income statement includes the prior-year amounts as of March 31, 2001 (pro forma amounts). It was necessary to calculate pro forma amounts because REpower Systems AG did not perform interim financial reporting in accordance with HGB or IAS as of March 31, 2001. The same applies for the calculation of earnings per share in the prior-year period.
During the period between March 31, 2002 and the time of this interim report's preparation, no events occurred which had a material effect on the net assets, financial position and results of operations of the Group.

Basis of consolidation

The following German companies were included in consolidation in the period under review:

	Proportion of ordinary share capital held by the Group	
	Mar. 31, 2002 [in %]	Dec. 31, 2001 [in %]
Denker & Wulf AG	84.15	84.15
Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG	84.15	84.15
Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG	73.68	73.68
Regenerative Energiewandlung REW GmbH	84.15	84.15

Denker & Wulf AG develops wind farm projects. Previously, the company was entered in the commercial register as a commercial partnership under the name of Regenerative Energien Denker & Dr. Wulf KG. Effective October 1, 2001, the company's legal form was changed to that of a Kapitalgesellschaft (German limited company).
Regenerative Energiewandlung REW Wind Geschendorf GmbH & Co. KG and Regenerative Energiewandlung REW Wind Westerau VI GmbH & Co. KG are both wind turbine operating companies. Regenerative Energiewandlung REW GmbH is both a general partner of other wind farm companies as well as an operator of a wind turbine.
In addition - as in the consolidated financial statements as of December 31, 2001 -, a total of 57 companies were not consolidated for reasons of materiality. The Group's foreign associate, Jacobs Enerji Anonim Sirketi, in Ankara (Turkey), was sold for EUR 63,750.00.

Notes to the balance sheet

Total assets increased by EUR 73,147 thousand against the comparable prior-year period. This development mostly concerns current assets, particularly the addition of EUR 65,259 thousand to cash and cash equivalents. Inventories, consisting of raw materials and consumables used as well as wind turbines under development, increased by EUR 5,001 thousand as of the balance sheet date due to construction contracts. The other items under current assets did not change materially, with the exception of current deferred tax assets. Deferred tax assets increased to EUR 4,308 thousand as a result of future tax benefits relating to the quarterly result. Noncurrent assets changed only

slightly due to regular amortization and depreciation and additions made for replacement investments, which are customary in the sector.
Shareholders' equity increased by EUR 75,850 thousand, primarily due to the IPO on March 26, 2002. A capital increase was implemented for the IPO against the issue of 2 million new no-par value shares with a theoretical value of EUR 1.00 per share. The premium of EUR 80 million resulting from the IPO was appropriated to the share premium. The costs of the IPO, less the related income tax concessions, are recognized on the balance sheet as a reduction in the share premium in accordance with the provisions of SIC 16.6.
The Company's liabilities consist of EUR 54,575 thousand in current liabilities and EUR 7,271 thousand in long-term liabilities. Current liabilities decreased by EUR 1,840 thousand as of the quarterly reporting date. The decline of EUR 6,339 thousand in current liabilities to banks was partly offset by an increase in current liabilities of EUR 4,965 thousand. In this respect, it should be noted that the cash and cash equivalents from the IPO could not be used to reduce the Company's liabilities due to the close proximity of the IPO to the quarterly reporting date. Income tax payable increased by EUR 1,107 thousand as a result of tax deferrals for subsidiaries.
Long-term liabilities primarily decreased due to scheduled repayments of bank loans.

Notes to the income statement

Revenue of EUR 22,703 thousand was generated from the sale of wind turbines and wind farms in the first quarter 2002. Compared with the prior-year period, total revenue increased by EUR 10,151 thousand. This corresponds to a relative increase in revenue of 81 percent. As a result of the decrease in the number of unfinished wind turbines against the comparable period, gross revenue declined from EUR 26,632 thousand to EUR 21,551 thousand. At the same time, a higher number of employees caused staff costs to increase to EUR 3,643 thousand (in the pro forma comparable period: EUR 2,091 thousand), while other factors related to the expansion of the Company's business activities caused other operating expenses to rise to EUR 4,251 thousand. The decrease in gross revenue and the increase in expenses led to a loss for the quarter of EUR 2,226 thousand.

Notes to the cash flow statement

The cash flow statement shows net cash from financing activities of EUR 75,087 thousand, which was primarily generated by the proceeds from the IPO, less the directly related costs. This inflow of funds was offset by net cash used in operating activities of EUR 2,501 thousand (mostly due to the loss for the quarter) and net cash used in investing activities (mainly for replacement investments) of EUR 988 thousand.
The cash flow statement as of March 31, 2002 was compared against a pro forma cash flow statement as of the prior-year reporting date. The pro forma cash flow statement as of March 31, 2001 reflects the cash flow between the quarterly financial statements as of March 31, 2001 and the pro forma consolidated financial statements as of December 31, 2000. Any differences resulting from the reconciliation between the pro forma consolidated financial statements as of December 31, 2000 and the consolidated opening balance sheet as of January 1, 2001 are presented as special items under financing activities. These included a necessary adjustment to the minority interest in equity, since a minority interest had already been assumed in the pro forma periods - in contrast to the actual situation - in order to aid in comparison.

REpower Systems AG · Flughafenstr. 54 · 22335 Hamburg
phone: +49-40-539307-0 · fax: +49-40-539307-77
e-mail: info@repower.de · internet: www.repower.de